Exhibit (a)(8)

Lima,                                      , 2007

Messrs.
                                     Sociedad Agente de Bolsa S.A.

Dear Sirs,

I (we) hereby address you in order to inform you of my (our) decision to abide by the Conditioned Purchase Proposal in relation to the offer dated June 25, 2007 by Chinalco Canada B.C. Holdings Ltd, ("The Offeror") to acquire the shares of Peru Copper Inc, which are traded at the Lima Stock Exchange under the trading symbol CUP and as provided for by Management Resolution No 002-2006-EF/94.45. For these purposes, I (we) represent that I (we) am (are) aware that the above-mentioned Conditioned Purchase Proposal is made in Peru under the terms appearing in the Notice published in the Lima Stock Exchange Daily Bulletin dated July 11, 2007.

In this connection, I (we) request your accepting my (our) sale request of                                      shares traded at the Lima Stock Exchange under the trading symbol CUP.

Thus, I (we) express my (our) decision to transfer the Offeror, the ownership, title and any right resulting from the above-mentioned shares owned by me (us), in exchange for the consideration offered amounting to Cnd $6.60 (six and 60/100 Canadian Dollars), to be paid in United States Dollars by applying the exchange rate indicated in the aforementioned Notice.

For such purposes, I (we) inform you that the securities I (we) hold are represented by:

Account entries in Cavali S.A. ICLV R.U.T. (Holder's Single Registry) Code

Therefore, I (we) will appreciate your transferring my (our) securities to the special account held with CAVALI S.A. ICLV designated for such purpose, and enter the sale proposal to the special module of the ELEX system.

Sincerely yours,

Name/ Corporate Name
National Identity Document/ Alien Card/ Taxpayer Registration No Address	Signature

To be completed by the brokerage firm receiving this letter:

Stamp of receipt and acceptance

Counterpart for Sociedad Agente de Bolsa S.A.